

March 19, 2013

Via E-mail
In-Young Chase
Vice President
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, New York 10036

> **Re:** **SATURNS Trust No. 2002-11**
> **SATURNS CBT Series 2003-1 Units Trust**
> **SATURNS Trust No. 2004-4**
> **SATURNS Trust No. 2004-6**
> **SATURNS Trust No. 2005-1**
> **SATURNS Trust No. 2005-3**
> **Forms 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012 and March 29, 2012**
> **File Nos. 333-64879-20, 333-101155-17, 001-32034, 001-32155, 001-32388,**
> **001-32707**

Dear Ms. Chase:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Forms 10-K

Exhibits 31.1

1.   We note that the certifications filed for each of the issuing entities referenced above deviate from the specific form and content required to be provided for certifications under Item 601(b)(31)(ii) of Regulation S-K. Specifically, we note that paragraph 3 and, in some cases, paragraph 5 of the certifications specifically reference disclosure provided in the trustees' compliance statements that are attached to the annual reports on Forms 10-K filed for each referenced issuing entity. Because we believe that any reference to "reports" in the certifications includes compliance statements that are filed along with an

annual report on Form 10-K, the required certifications need not and should not include separate carve-outs or references to the trustees' compliance statements. See also *Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14* (Feb. 21, 2003). Please supplementally confirm this understanding and also confirm that in future filings, where applicable, the certifications you file will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng, Special Counsel, at (202) 551-3811, or me at (202) 551-3850, if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael A. Mazzuchi